Exhibit 99.1

The table below specifies the date, amount and weighted average price per ADS and/or Series L Share purchased by Cascade Investment, L.L.C. (“Cascade”) during the period March 14 - 18, 2011.  Cascade undertakes to provide upon request by the staff of the Securities and Exchange Commission full information regarding the number of ADSs and Series L Shares purchased at each separate price.  All transactions were effected in the open market on the New York Stock Exchange, the Mexican Stock Exchange or through Electronic Communication Networks.

Date of Purchase	Number of ADS/Series L Shares Purchased	Weighted Average Price Paid Per ADS/Series L Share (US $)	Range of Price Paid (US $)
3/14/2011	51,598	75.5495	75.47 - 75.5650
3/14/2011	22,900	7.6003	7.5616 - 7.6272
3/15/2011	2,033	74.682	74.48 - 75.25
3/16/2011	46,000	75.2804	74.80 - 75.60
3/16/2011	19,650	7.4828	7.4515 - 7.4943
3/17/2011	25,000	75.5623	75.235 - 75.70
3/18/2011	37,500	75.8572	75.61 - 76.00
3/18/2011	25,000	7.5857	7.5600 - 7.6115